Exhibit 99.1

Nord Anglia Education Reports Full Fiscal Year 2014 Financial Results

HONG KONG, November 19, 2014 / PRNewswire/ — Nord Anglia Education, Inc. (NYSE: NORD), the world’s leading premium schools organization, today announced financial results for the fourth quarter and full year ended August 31, 2014.

Fourth quarter FY2014 highlights (compared to fourth quarter FY2013):

•                  Revenue increased 15.1% from $55.7 million to $64.1 million

•                  Revenue from premium schools increased 22.0% from $48.7 million to $59.4 million

•                  Adjusted EBITDA increased from $0.2 million to $1.7 million

•                  Adjusted Net Income improved from a loss of $18.4 million to a loss of $12.7 million

Full fiscal year ended August 31, 2014 highlights (compared to full year ended August 31, 2013):

•                  Revenue increased 46.6% from $323.7 million to $474.6 million

•                  Revenue from premium schools increased 54.6% from $295.3 million to $456.4 million

•                  Adjusted EBITDA increased 61.5% from $79.4 million to $128.2 million

•                  Adjusted Net Income increased from a loss of $1.4 million to a profit of $23.6 million

“We are very pleased to report robust operating and financial results in quarter four of fiscal 2014, completing a year of strong performance for Nord Anglia Education,” said Andrew Fitzmaurice, Nord Anglia Education CEO. “Following our IPO in March 2014, we have further strengthened our position as market leader through same school organic growth, the opening of our new schools in Hong Kong and Dubai and the acquisition of schools in Singapore and Cambodia.  We see acquisitions as an important source of growth and continue to execute on and improve our deep pipeline of opportunities in order to add new schools into our market leading network.  We also continue to focus on our greenfield strategy through the development of a second campus for the British School of Chicago, due to open in September 2015, and the development of a new 2,000 seat campus for the British International School of Houston, scheduled to open in September 2016.

“Our schools now educate over 20,000 students around the world and as in past years we expect that our student numbers will continue to grow during the academic year.  Our commitment to ensuring that every student achieves highly is evidenced by continued year-on-year improvement in our students’ academic results, which significantly exceed global averages.  We believe that our focus on delivering the highest possible quality of education for our students ensures Nord Anglia Education’s ongoing success,” Fitzmaurice continued.

Fourth quarter FY2014 results

Revenue increased $8.4 million to $64.1 million in the fourth quarter of fiscal 2014 from $55.7 million in the same period in fiscal 2013.  This increase was due to higher full time equivalent students (FTEs) and tuition fees at our existing schools as well as the impact of our acquisitions in China, Thailand, Singapore and Cambodia.

Our gross profit margin decreased to 55.4% in the fourth quarter of fiscal 2014 from 56.7% in same period of fiscal 2013, largely due to a one-off benefit in the fourth quarter of fiscal 2013 from the acquisition of the WCL Group as well as the impact of acquisitions in 2014 with a lower gross margin partially offset by tuition fee increases in excess of cost inflation and increased FTEs within our schools.

Adjusted EBITDA increased by $1.5 million to $1.7 million in the fourth quarter of fiscal 2014 from $0.2 million in the same period in fiscal 2013.  Adjusted net income increased by $5.7 million to a loss of $12.7 million in the fourth quarter of fiscal 2014 compared to a loss of $18.4 million in the same period in fiscal 2013.

The average FTEs in the three months ended August 31, 2014 were 18,154, a 24.2% increase over the average FTEs in the three months ended August 31, 2013 of 14,613.  Average capacity and utilization were 22,937 seats and 79% in the three months ended August 31, 2014 compared to 19,021 seats and 77% in the three months ended August 31, 2013.

Full fiscal year ended August 31, 2014 results

Revenue increased $150.9 million to $474.6 million in fiscal 2014 from $323.7 million in fiscal 2013.  This increase was due to increases in FTEs and tuition fees at our existing schools, the full year impact of our acquisitions in Spain, North America, Qatar, China and Thailand in fiscal 2013 and the part year impact of our acquisitions in Singapore and Cambodia in fiscal 2014.

Our gross profit margin increased to 54.8% in fiscal 2014 from 54.4% in fiscal 2013, largely due to tuition fee increases in excess of cost inflation and increased FTEs within our schools partially offset by the acquisition of schools with lower gross margin than our previous average.

Adjusted EBITDA increased by $48.8 million to $128.2 million in fiscal 2014 from $79.4 million in fiscal 2013.  Adjusted net income increased by $25.0 million to $23.6 million in fiscal 2014 from a loss of $1.4 million in fiscal 2013.

Average FTEs in fiscal 2014 were 17,313, a 68.4% increase over the average FTEs in fiscal 2013 of 10,279.  Average capacity and utilization were 22,007 seats and 79% in fiscal 2014 compared to 13,146 seats and 78% in fiscal 2013.

On March 31, 2014, we used the proceeds from our initial public offering and the issuance of a new $515.0 million senior secured term loan to discharge all obligations under the indentures governing our 10.25% senior secured notes and our 8.50%/9.50% PIK toggle notes, both of which were fully repaid as of April 14, 2014.  If we had drawn down on our new senior secured term loan and repaid our senior secured notes and PIK toggle notes as of September1, 2013, our interest expense in fiscal 2014 would have been reduced by approximately $25.0 million.

Balance Sheet and Cash Flow

During fiscal 2014, net cash used in operating activities was $51.3 million compared to net cash generated from operating activities of $12.3 million in fiscal 2013. The decrease was due to increased operating profit before tax and non-cash expenses of $109.6 million in fiscal 2014, compared to $65.4 million in fiscal 2013, offset by a cash inflow from changes in working capital of $14.7 million compared to $18.2 million in fiscal 2013, increased interest payable of $73.4 million in fiscal 2014 compared to $45.8 in fiscal 2013 and the payment of $77.0 million in make-whole premium on redemption of our notes in fiscal 2014.

Cash used in investing activities decreased from $262.4 million in fiscal 2013 to $87.3 million in fiscal 2014.  In fiscal 2014, we invested $35.1 million (net of cash acquired) for the acquisition of our schools in

Singapore and Cambodia and the final deferred consideration for our school in Pattaya, Thailand and $53.6 million in capital expenditure.  Capital expenditure included the refurbishment of our new school in Hong Kong ($18.3 million), our new schools in Dubai and Aubonne as well as maintenance capital expenditure at our other schools.

Net cash provided by financing activities was $133.7 million in fiscal 2014, primarily from IPO proceeds net of fees and expenses and the draw-down of our new $515.0 million senior secured term loan in March 2014 offset by $63.5 million used to redeem preference shares and deferred shares on completion of the IPO and repayment of $640.0 million of notes.  Cash and cash equivalents as of August 31, 2014, was $166.2 million compared to $171.1 million as at August 31, 2013.

FY2015 Business Outlook

The company is providing certain targets regarding its fiscal 2015 expectations.

•                  Overall revenue in the range of $545 - $555 million (15-17% growth or 17-19% growth on a constant currency basis)

•                  Adjusted EBITDA in the range of $144 - $147 million (13-15% growth)

•                  Adjusted Net Income in the range of $62 - $64 million

•                  Diluted adjusted earnings per share in the range of $0.63 - $0.65

•                  Diluted weighted average shares of approximately 98 million shares

Conference Call Details

Nord Anglia Education will host an investor conference call today at 8:00 am ET.  Interested parties are invited to listen to the conference call by dialling in using the following numbers:

United States/Canada Toll Free: 877 407 0784
International: +1 201 689 8560

An audio replay of the conference call will be available through July 30, 2014 by dialling the following:

United States/Canada Toll Free: 877 870 5176
International: +1 858 384 5517
Replay Conference ID: 13595187

A live webcast of the conference call will be available via the investor relations section of www.nordanglia.com and will be archived on the website for a limited time immediately following the call.  A copy of this press release is also available on the website.

Forward-Looking Statements

This press release includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements”.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this press release and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC.  These statements include, among other things, statements relating to: our future market opportunities; our goals and strategies; our competitive strengths; our future results of operations and financial condition; our future business developments; and our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this press release.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.  Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this press release speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Non-GAAP Supplemental Financial Measures

We use EBITDA, Adjusted EBITDA and Adjusted Net Income as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA plus any loss/(gain) on disposal of PP&E, management fees paid to our sponsor, foreign exchange (gains)/losses, share based payments and for fiscal 2013 and fiscal 2014 the EBITDA losses attributable to our loss-making start-up schools and share based payments.  We consider this a more directly comparable supplemental financial measure for evaluating the performance of our business. From fiscal 2015, Adjusted EBITDA will include the EBITDA losses attributable to loss-making start-up schools.  We define Adjusted Net Income as Adjusted EBITDA less depreciation, net financing expense, income tax expense and tax adjustments for the impact of the exclusion of exceptional items and amortization in calculating Adjusted Net Income.  Please refer to “Nord Anglia Education, Inc. Supplemental Financial Information” below for further detail.

EBITDA, Adjusted EBITDA and Adjusted Net Income are not standard measures under IFRS.  EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA, Adjusted EBITDA and Adjusted Net Income presented herein may not be comparable to similarly titled measures presented by other companies.

About Nord Anglia Education, Inc.

Nord Anglia Education is the world’s leading international operator of premium schools, serving students from kindergarten through the end of secondary school (K-12). We teach over 20,000 FTEs at our 31 premium schools in China, Europe, the Middle East and Southeast Asia and North America. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordanglia.com.

For further information, please contact:

Investors:

Vanessa Cardonnel

Corporate Finance and Investor Relations Director - Nord Anglia Education

Tel: +852 3951 1130

Email: vanessa.cardonnel@nordanglia.com

Kevin Doherty

Director, Investor Relations - Solebury Communications Group LLC

Tel: +1 203 428 3233

Email: kdoherty@soleburyir.com

Media:

Sarah Doyle

Communications Manager – Nord Anglia Education

Tel: +852 3951 1144

Email: sarah.doyle@nordanglia.com

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
(in $ millions, except share data)

	Three Months Ended August 31,		Year Ended August 31,
	2014	2013	2014	2013
	(unaudited)		(audited)

Revenue	64.1	55.7	474.6	323.7
Cost of sales	(28.6)	(24.1)	(214.4)	(147.6)
Gross profit	35.5	31.6	260.2	176.1

Selling, general and administrative expenses	(37.7)	(27.1)	(137.4)	(96.0)
Depreciation	(5.8)	(4.3)	(23.4)	(11.7)
Amortisation	(3.1)	(2.9)	(10.4)	(5.7)
Exceptional expenses	(4.1)	(12.1)	(100.2)	(17.7)
Total expenses	(50.7)	(46.4)	(271.4)	(131.1)

Operating (loss)/profit	(15.2)	(14.8)	(11.2)	45.0

Finance income	0.6	0.7	2.0	2.3
Finance expense	(7.7)	(14.2)	(55.5)	(51.3)
Net finance expense	(7.1)	(13.5)	(53.5)	(49.0)

Loss before income tax	(22.3)	(28.3)	(164.7)	(4.0)
Income tax expense	(3.0)	(0.6)	(25.7)	(19.3)
Loss for the period	(25.3)	(28.9)	(90.4)	(23.3)

Earnings per ordinary share(1) (in dollars)
Basic	(0.30)	(0.33)	(1.07)	(0.34)
Diluted	(0.30)	(0.33)	(1.07)	(0.34)

(1)         Earnings per ordinary share is calculated by dividing (loss)/profit for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended August 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million ordinary shares. For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million ordinary shares.  For the three and twelve months ended August 31, 2013 the basic and diluted weighted average ordinary shares outstanding were 74.0 million ordinary shares.  On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in $ millions)

	August 31, 2014	August 31, 2013
	(audited)
Non-current assets
Property, plant and equipment	140.1	98.2
Intangible assets	801.5	763.4
Investments in jointly controlled entities	0.5	0.5
Trade and other receivables	9.2	12.4
Deferred tax assets	20.9	21.2
	972.2	895.7

Current assets
Tax receivable	1.6	1.0
Trade and other receivables	94.8	83.2
Cash and cash equivalents	166.2	171.1
	262.6	255.3
Total assets	1,234.8	1,151.0

Current liabilities
Other interest-bearing loans and borrowings	(23.2)	(30.6)
Trade and other payables	(387.7)	(364.0)
Provisions for other liabilities and charges	(0.5)	(3.6)
Current tax liabilities	(1.7)	(4.2)
	(413.1)	(402.4)

Non-current liabilities
Other interest-bearing loans and borrowings	(499.2)	(630.4)
Other payables	(55.9)	(38.5)
Retirement benefit obligations	(25.8)	(22.2)
Provisions for other liabilities and charges	(1.2)	(2.2)
Deferred tax liabilities	(45.5)	(35.3)
	(627.6)	(728.6)
Total liabilities	(1,040.7)	(1,131.0)

Net assets	194.1	20.0

Share capital	1.0	67.5
Share premium	597.1	256.5
Other reserves	10.3	6.9
Currency translation reserve	(1.1)	9.8
Shareholders’ deficit	(413.2)	(320.7)
Total shareholders’ funds	194.1	20.0

NORD ANGLIA EDUCATION, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in $ millions)

	August 31, 2014	August 31, 2013
	(audited)
Cash flows from operating activities
Loss for the year before taxation	(64.7)	(4.0)
Adjustments for:
Depreciation and amortisation	33.8	17.4

Refinancing fees	10.0	—
Payment of bond redemption expense	77.0	—
Bond issuance expense/(income), net	—	3.4
Other non-cash item	(3.2)	—
Difference between pension contribution paid and amounts recognised in the consolidated income statement	—	(0.6)
Loss on sale of property, plant and equipment and intangible assets	0.1	0.1
Net financial expense/(income)	53.5	49.0
Equity settled share-based payment expenses	3.1	0.1

	109.6	65.4
(Increase) in trade and other receivables	(8.4)	(2.4)
Increase in trade and other payables	23.1	20.6

Cash generated from operations	124.3	83.6

Bond redemption expense	(77.0)	—
Interest paid	(73.4)	(45.8)
Tax paid	(25.2)	(25.5)

Net cash (used in)/generated from operating activities	(51.3)	12.3

Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible and assets	0.1	0.2
Purchase of intangible assets	(0.7)	(0.3)
Acquisition of subsidiary, net	(35.1)	(240.5)
Acquisition of property, plant and equipment	(53.6)	(23.9)
Interest received	2.0	2.1

Net cash used in investing activities	(87.3)	(262.4)

Cash flows from financing activities
Proceeds from the issue of share capital	323.8	140.0
Proceeds from new loan	577.0	178.5
Proceeds from issue of 10.25% Senior secured notes	—	180.0
Proceeds from issue of 8.50% Senior PIK toggle notes	—	150.0
Repayment of borrowings	(697.2)	(180.1)
Distribution to parent	(15.0)	(5.0)
Payment of borrowing expenses	—	(16.8)
Debentures issued	8.6	—
Preference share redemption	(63.5)	(138.7)

Net cash generated from financing activities	133.7	307.9

Net increase in cash and cash equivalents	(4.9)	57.8
Cash and cash equivalents at 1 September	171.1	108.5
Effect of exchange rate fluctuations on cash held	(0.0)	4.8

Cash and cash equivalents at 31 August	166.2	171.1

NORD ANGLIA EDUCATION INC.
KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL INFORMATION

Key Operating Data

For the year ended August 31, 2013 pro forma, the key operating data are presented as if our acquisition of WCL Group Limited on May 22, 2013 had completed on September 1, 2012.

	Three Months Ended August 31,		Year Ended August 31,
	2014	2013	2014	2013	2013
	Actual	Actual	Actual	Actual	Pro forma

Full-time equivalent students (average for the period)(1)
China	4,820	4,140	4,827	4,075	4,075
Europe	4,535	4,461	4,514	3,838	4,448
Middle East/South East Asia	6,029	3,472	5,230	2,112	3,363
North America	2,673	2,466	2,645	247	2,422
Sub-total	18,057	14,539	17,216	10,272	14,308
Loss making start-up schools(2)	97	74	97	7	69
Total	18,154	14,613	17,313	10,279	14,377

Capacity (average for the period)(3)
China	6,964	5,380	6,964	5,375	5,375
Europe	5,322	5,190	5,322	4,496	5,160
Middle East/South East Asia	6,891	4,791	5,961	2,909	4,791
North America	3,280	3,180	3,280	318	3,180
Sub-total	22,457	18,541	21,527	13,098	18,506
Loss making start-up schools(2)	480	480	480	48	480
Total	22,937	19,021	22,007	13,146	18,986

Utilization (average for the period)(4)
China	69%	77%	69%	76%	76%
Europe	85%	86%	85%	85%	86%
Middle East/South East Asia	87%	72%	88%	73%	70%
North America	81%	78%	81%	78%	76%
Sub-total	80%	78%	80%	78%	77%
Loss making start-up schools(2)	20%	15%	20%	15%	14%
Total	79%	77%	79%	78%	76%

Revenue per FTE (in $ thousands) (5)
China	4.3	4.4	34.3	33.8	33.8
Europe	3.5	3.6	30.1	30.2	28.7
Middle East/South East Asia	2.5	1.9	16.4	16.1	16.4
North America	2.7	3.1	24.9	30.8	24.7
Sub-total	3.3	3.3	26.3	28.7	26.6
Loss making start-up schools	3.4	4.1	31.4	42.9	33.2
Total	3.3	3.3	26.4	28.7	26.6

(1)  We calculate average FTEs for a relevant period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  Loss making start-up schools are schools that have been open less than three years and incur an EBITDA loss. In periods shown, loss-making start-up schools include our school in New York.

(3)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(4)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(5)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

For the year ended August 31, 2013 pro forma, the supplementary financial data, including revenue, are presented as if our acquisition of WCL Group Limited on May 22, 2013 had completed on September 1, 2012.

	Three Months Ended August 31,		Year Ended August 31,
	2014	2013	2014	2013	2013
$ millions	Actual	Actual	Actual	Actual	Pro forma
Revenue (segment)

Premium Schools
China	20.9	18.2	165.6	137.7	137.7
Europe	16.0	16.0	136.0	115.8	127.6
ME/SEA	14.9	6.6	86.0	33.9	55.2
North America	7.3	7.6	65.8	7.6	59.9
Sub Total	59.1	48.4	453.4	295.0	380.4
Loss making start-up schools	0.3	0.3	3.0	0.3	2.3
Total Premium Schools	59.4	48.7	456.4	295.3	382.7
Other	4.7	7.0	18.2	28.4	32.3
Total Revenue	64.1	55.7	474.6	323.7	415.0

Adjusted EBITDA (segment)

Premium Schools
China	7.5	6.4	78.4	66.8	66.8
Europe	(1.8)	(0.8)	26.0	22.7	25.5
ME/SEA	2.3	1.0	22.2	5.9	11.8
North America	0.3	0.2	24.0	0.2	19.1
Total Premium Schools	8.3	6.8	150.6	95.6	123.2
Other	1.3	1.5	4.0	6.6	7.6
Central and regional expenses	(7.9)	(8.1)	(26.4)	(22.8)	(27.4)
Adjusted EBITDA	1.7	0.2	128.2	79.4	103.4
Loss making start-up schools	(0.5)	0.1	(0.8)	0.1	(0.8)
Adjusted EBITDA including loss making start-up schools	1.2	0.3	127.4	79.5	102.6

Adjusted Net Income	(12.7)	(18.4)	23.6	(1.4)	9.8

We use EBITDA, Adjusted EBITDA and Adjusted Net Income as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. EBITDA, Adjusted EBITDA and Adjusted Net Income are not standard measures under IFRS. EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA and Adjusted Net Income presented herein may not be comparable to similarly titled measures presented by other companies. Adjusted EBITDA excludes EBITDA losses attributable to loss-making start-up schools that have been open less than three years. We consider this a more directly comparable supplemental financial measure for evaluating the performance of our schools.

NORD ANGLIA EDUCATION, INC.
RECONCILIATION OF EBITDA, ADJUSTED EBITDA AND ADJUSTED NET INCOME

	Three Months Ended		Year Ended
	August 31,		August 31,
	2014	2013	2014	2013	2013
$ millions	Actual	Actual	Actual	Actual	Pro forma

(Loss)/profit for the period	(23.3)	(28.9)	(90.4)	(23.3)	(16.0)
Income tax expense	1.0	0.6	25.7	19.3	18.6
Net financing expense(1)	7.1	13.5	53.5	49.0	57.4
Exceptional items(2)	4.1	12.1	100.2	17.7	9.1
Amortization	3.1	2.9	10.4	5.7	8.8
Depreciation	5.8	4.3	23.4	11.7	16.0
EBITDA	(2.2)	4.5	122.8	80.1	93.9

Loss on disposal of property, plant and equipment(3)	—	—	—	0.1	0.1
FX loss/(gain) (4)	(1.3)	(4.7)	(4.0)	(4.0)	(1.8)
Pre-opening costs(5)	4.1	—	4.1	—	—
Loss making start-up schools(6)	0.5	(0.1)	0.8	(0.1)	0.8
Pre-acquisition and business integration costs(7)	—	—	—	—	0.8
Share based payments(8)	0.6	0.1	3.1	0.1	6.4
Management fees (9)	—	0.4	1.2	3.3	3.3
Other	0.0	—	0.2	(0.1)	(0.1)
Adjusted EBITDA	1.7	0.2	128.2	79.4	103.4

Depreciation	(5.8)	(4.3)	(23.4)	(11.7)	(16.0)
Net Financing Expense(1)	(7.1)	(13.5)	(53.5)	(49.0)	(57.4)
Income Tax Expense	(1.0)	(0.6)	(25.7)	(19.3)	(18.6)
Tax Adjustments(10)	(0.5)	(0.2)	(2.0)	(0.8)	(1.6)
Adjusted Net Income	(12.7)	(18.4)	23.6	(1.4)	9.8

Adjusted Earnings per Ordinary Share (in $) (11)
Basic	(0.13)	(0.25)	0.28	(0.02)	0.13
Diluted	(0.13)	(0.25)	0.28	(0.02)	0.13
Pro forma Adjusted Earnings per Ordinary Share (in $) (12)
Basic	(0.13)		0.24
Diluted	(0.13)		0.24

1)  On March 31, 2014 we drew down in full on a new $515.0 million term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing our $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  The new term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%. Based on these interest rates, assuming our new term loan had been fully drawn during the twelve months ended August 31, 2014, and that none of our notes were outstanding during the twelve months ended August 31, 2014, we estimate that our net interest expense, before tax, would have decreased by approximately $25.0 million for the twelve months ended August 31, 2014.

(2)  Exceptional items are primarily related to the costs associated with our IPO, refinancing of our senior secured and PIK toggle notes and the acquisition of schools, including associated transaction and integration costs.  In the twelve months ended August 31, 2014, we incurred exceptional charges of $89.9 million related to the redemption of our outstanding notes, including the release of $12.9 million of prepaid costs, and we also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to the Hong Kong and Shanghai Bank.

(3)  Includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts in the UK.

(4)  Represents foreign currency translational gains primarily associated with our inter-company balances.

(5) In the three and twelve months ended August 31, 2014, represents pre-opening costs include the pre-opening costs associated with the opening of our schools in Hong Kong and Dubai in September 2014.

(6)  Represents the EBITDA losses attributable to our school in New York.

(7)  Represents costs incurred by WCL Group in connection with our acquisition of WCL Group.

(8)  Represents non-cash charges associated with equity investments in our company by members of management.

(9)  Represents management fees paid to Premier Education Holdings Ltd.

(10)  Represents the tax impact associated with the exclusion of exceptional items and amortization in calculating Adjusted Net Income.

(11) Adjusted Earnings per Ordinary Share is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended August 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million ordinary shares. For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million ordinary shares.  For the three and twelve months ended August 31, 2013 the basic and diluted weighted average ordinary shares outstanding were 74.0 million ordinary shares.

(12) Pro forma Adjusted Earnings per Ordinary Share is calculated by dividing Adjusted Net Income for the period by the number of ordinary shares outstanding following completion of our initial public offering. On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share.  The basic and diluted weighted average ordinary shares outstanding would have been 97.7 million and 97.9 million ordinary shares, respectively.